

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2014

Via E-mail
Thomas Chen
President and Chief Executive Officer
WeWearables, Inc.
7 Whitford
Irvine, CA 92602

> **Re:** **WeWearables, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 8, 2014**
> **File No. 333-198615**

Dear Mr. Chen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your statement on page 15 that you believe you are not classified as a shell company. Please provide us with your analysis as to why you believe you are not a "shell company," as defined in Rule 405 under the Securities Act of 1933, as amended. In this regard, we note that you appear to have no or nominal operations and assets consisting solely of cash.

2. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended, in view of the following:

   - your disclosure indicates that you are a development stage company issuing penny stock;

- your office space is shared by Mr. Chen, who "incurs no incremental costs" and charges no rent for use;

- you have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;

- you have a net loss of $30,000 to date and you have not generated any revenues to date;

- you have assets consisting only of cash; and

- your registration statement contains very general disclosure related to the nature of your business and your business plan.

In the adopting release of Rule 419, the Commission stated, "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

3. Please move the Table of Contents to the inside front cover page of your Prospectus. For guidance, refer to Item 502 of Regulation S-K, available on our website at www.sec.gov.

The Offering, page 6

4. We note your "plan to find a market maker to file a Rule 211 application with the Financial Industry Regulatory Authority ("FINRA")" as required for trading on OTC markets. However, in subsequent pages throughout your Prospectus, you state, "a market maker has agreed to file a Rule 211 application with FINRA." Please revise your Prospectus, here and throughout, to resolve the inconsistent statements.

Risk Factors, page 9

Risks Related to the Business, page 9

3. Because we have only recently commenced business operations, we face a high risk of business failure, page 10

5. You state here that you have "acquired and commenced internally developing [y]our website products." Clarify your disclosure here and elsewhere where you describe your business to explain whether you plan to design and manufacture the products you intend

to sell, as this disclosure suggests, or if you plan to re-sell products designed and manufactured by others or both.

7. We will face competition from companies with significantly greater resources and name recognition, page 11

6. We note your expectations "to encounter intense competition in the Internet/software industry" and to "compete for revenues with other Internet software providers." Please explain to us how you might compete in the Internet/software industry as a retailer for technology products that provide health and fitness tracking.

14. Product liability & product support, page 13

7. Merchants and manufacturers share various product liabilities. While product support may rest solely with the manufacturer, your merchant status exposes you to certain product liabilities from consumers. Please revise this risk factor to discuss appropriately the risks merchants face from product liability claims.

Risks Related to Our Common Stock, page 13

27. The ability of our founder, president, and chief executive officer to control our business may limit or eliminate minority shareholders' ability to influence corporate affairs, page 18

8. In an appropriate place in your prospectus, please identify Mr. Cahill and explain to us his role in the creation of your company.

31. You may have limited access to information regarding our business because our obligations to file periodic reports with the SEC could be automatically suspended under certain circumstances, page 19

9. We note your intention to seek listing on the OTC Bulletin Board, which is contingent upon maintaining compliance with SEC filings. Please disclose, if known, whether you will voluntarily continue reporting in the absence of an SEC reporting obligation.

Use of proceeds, page 21

10. Please quantify net offering proceeds under the four offering scenarios included in the table provided on page 4. For each offering scenario, please also state the principal purposes for which the net proceeds are intended to be used, the approximate amount intended to be used for each such purpose, and the order of priority of such purposes. See Item 504 of Regulation S-K. Please also include language clarifying that:

- the offering is on a "best-efforts" basis;

- the offering scenarios presented are for illustrative purposes only, and;

- the actual amount of proceeds, if any, may differ.

Dilution, page 23

11. As it appears that you did not deduct the $55,000 of estimated offering costs in arriving at net tangible book value per share after the offering, please revise your dilution calculations accordingly.

12. You disclose that $100,000, or $0.005 per share, was paid by existing shareholders for stock issued prior to the offering. Considering it appears you ascribed no value to the 17 million founder shares, please either revise your disclosure as appropriate or tell us how you derived the $100,000 consideration amount.

Market for Securities, page 24

13. We note your indication here that Mr. Chen holds 81.15% of your outstanding common stock. This percentage differs from the amounts reflected elsewhere in your prospectus, such as on page 42. Please revise or advise.

Management's Discussion and Analysis or Plan of Operation, page 27

Our Plan, page 29

14. We note that you outline the intended stages of your business, however, the applicability of some of your stages to your stated business require further elaboration. For example, all of the steps in Stage One relate to the development of an application, yet it is not clear how your development of an application pertains to your wearables retail business and your WeWearables.com marketplace. Please review all of your stages and revise to ensure that they clearly describe how they relate to your overall business.

Liquidity, page 31

15. Please provide disclosure describing your rate of negative cash flow per month and the period that available cash can sustain your current operations.

16. We note your statements in the first paragraph on page 32 that you will not yet be subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 until you exceed $75 million in market capitalization. Please note that you are only exempt from the requirements of Section 404(b) of the Sarbanes-Oxley Act to have your independent registered public accounting firm attest to, and report on, management's assessment of its internal controls. Smaller reporting companies must still provide management's report on internal control over financial reporting. Please revise your disclosure accordingly.

Business, page 34

Market Overview, page 34

17. Please supplementally provide us with a copy of the Business Insider report cited in your Prospectus.

Directors, Executive Officers, Promoters and Control Persons, page 39

Summary Executive Compensation Table, page 41

18. Clarify whether Mr. Chen received the 17,000,000 shares in exchange for services rendered or if he offered cash consideration for such shares. If the former, please include the value of those shares in the Summary Compensation Table.

Plan of Distribution, page 47

19. You state any trading will occur on the OTCQB or OTCBB markets. However, you have not completed the proper application process for listing on these markets and may never obtain listing. Please revise to include trading details in the absence of OTCQB or OTCBB listing.

Exhibit 99.1. Copy of Subscription Agreement

20. Section 4(d) states the offering's ceiling is 2,000,000 shares of common stock at a fixed price of $0.125 per share. Please revise your Subscription Agreement for consistency with your Prospectus in which the maximum shares offered is 2,500,000 and the fixed price is $0.10 per share.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lisa Sellars, Staff Accountant, at 202.551.3348 or Andrew Blume, Staff Accountant, at 202.551.3254 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director